FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

February 21, 2008

Item 3: News Release:

A news release dated and issued on February 21, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Nino Ventures Update on Democratic Republic of Congo Projects

Item 5: Full Description of Material Change:

February 21, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)

Re: Mining Contracts Review in the Democratic Republic of Congo and Corporate Update.

This release is in response to the issues that were addressed at the Indaba Mining Conference in Capetown, South Africa on February 5th 2008, pertaining to the review by the Government of some sixty mining contracts in the Democratic Republic of Congo (DRC).

El Nino Ventures land position is not affected by this review of mining contracts and the company will continue to conduct business in the DRC under the rules and regulations of the New Mining Code that came into effect in 2003.

Since El Nino acquired its five Research Permits, covering more than 350 square kilometers in the DRC, it has made it abundantly clear that it will fast track its exploration efforts in order to identify economic mineralization on its properties. El Nino President, Jean Luc Roy, stated ``Our first set of assay results, recently reported from our initial drill program, have demonstrated that we are in a highly mineralized area. Additional assay results from our drill program will be reported when received. Our 2008 drill program, scheduled to commence in April 2008, is now being finalized``.

El Nino`s most recent acquisition in the DRC was announced on February 4th 2008. This property is within six kilometers of Anvil Mining’s Kinsevere copper project, and encompasses over fifty-four square kilometers highly, prospective for copper mineralization. With the assistance of Caracle Creek International Consulting, (CCIC), (a professional geological consulting company providing a wide range of geological and engineering services to the mineral exploration and mining industry) we will implement a comprehensive exploration program on this new acquisition in 2008.

In addition, our plans for 2008 will include an analysis of the geochemical data from the recently completed soil sample survey and 2600 line kilometre Heli-Mag geophysical survey completed on Research Permit(s) 5214, 5215, 5216 and 5217. CCIC will also be  instrumental in assisting our team of experienced geologists in the DRC, in delineating drill targets for the upcoming minimum 25,000 meter drill campaign planned on our initial Research Permits . This drill program will commence in April 2008.

With $7.9 million in the treasury, El Nino is fully funded to carry out its 2008 exploration program in the DRC and will continue to release results from the previous drill program as they become available.

Jean Luc Roy, President & CEO of ELN also stated: El Nino Ventures land position in the DRC is not under review as we are not under a contract agreement but under the rules and regulations of the Mining Code of the DRC. The review process that is taking place is only reviewing mining contracts that were signed with the State-Owned mining company. Our research permits were granted under the new mining code and we have no contractual agreements with State Owned companies. We are very comfortable working in the DRC and will continue to work with the governmental authorities and operate in accordance with the legislation in place.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st  day of February 2008.